Exhibit 11.1

EVEREST RE GROUP, LTD.
COMPUTATION OF EARNINGS PER SHARE
For The Three and Six Months Ended June 30, 2004 and 2003

	Three Months Ended		Six Months Ended
	June 30,		June 30,

(Dollars in thousands)	2004	2003	2004	2003

Net Income	$263,967	$109,555	$390,068	$203,922

Weighted average common and effect
of dilutive shares used in the
computation of net income per share:
Average shares outstanding
- basic	55,932,707	54,096,163	55,851,721	52,505,089
Effect of dilutive shares:
Options outstanding	875,579	978,079	893,405	798,367
Options exercised	32,114	16,147	82,491	10,373
Options cancelled	388	160	1,607	616
Restricted shares	19,642	--	16,929	--

Average share outstanding
- diluted	56,860,430	55,090,549	56,846,153	53,314,445

Net Income per common share:
Basic	$4.72	$2.03	$6.98	$3.88
Diluted	$4.64	$1.99	$6.86	$3.82